
March 30, 2023

Jeffrey D. Marell
Partner
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

> **Re: Global Net Lease, Inc.**
> **PREC14A filed March 22, 2023**
> **File No. 001-37390**

Dear Jeffrey D. Marell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed March 22, 2023

General

1. Please outline briefly the rights of appraisal or similar rights of dissenters with respect to any matter to be acted upon at the meeting and indicate any statutory procedure required to be followed by dissenting security holders in order to perfect such rights. See Item 3 of Schedule 14A.

2. We note references in the proxy statement and form of proxy to "Rule 14(a)-4(c)." Please correct such references to "Rule 14a-4(c)."

Stockholder Proposals for the 2024 Annual Meeting, page 41

3. Please correct the typo in the penultimate sentence on page 41.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner, at 202-551-8094, or Christina Chalk, at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions